Exhibit 99.1
For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
13 March 2009
James Hardie Board changes
James Hardie Industries NV today announced two changes to its Supervisory and Joint Boards (the Board).
Mrs Catherine Walter AM has resigned from the Board and will focus, in the immediate future, on her current public, government and not-for-profit Boards. Mrs Walter joined the Board on 1 July 2007.
Announcing the change, Chairman Michael Hammes, thanked Mrs Walter for her contribution to the Board and the company. “Cathy brought deep and wide experience with finance, legal and management matters to the Board. We have appreciated the wise counsel she has provided and the strong commitment she has made,” he said.
Mr James Osborne has been appointed to the Board and to the Board’s Audit Committee.
Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe.
His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979, and serving as the firm’s managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin, and serves on the Board of Ryanair Holdings plc, as a Director and Chairman of its Remuneration Committee.
Mr Osborne is Chairman of the outsourcing services company, Newcourt Group plc, and a Director of numerous private companies, including Centric Health.
Mr Hammes noted that Mr Osborne will broaden and strengthen the Board’s business skills. “James’ knowledge of international business will be invaluable to James Hardie and we welcome the expertise he brings to the Board,” said Mr Hammes.
Pursuant to the company’s Articles of Association, Mr Osborne will stand for election at the Annual General Meeting to be held in Amsterdam later this year.
END
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations
Telephone: +61 2 8274 5239
Email: media@jameshardie.com.au
Facsimile: +61 2 8274 5218

1